GIFT CARD DIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL: 954-599-3672
                                FAX: 954-974-5720

April 14, 2009

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

RE:  GIFT CARD DIGEST CORP.
     REGISTRATION STATEMENT ON FORM S-1, AS AMENDED
     FILED MARCH 11, 2009
     FILE NO. 333-156942

Dear Mr. Owings:

Pursuant to your comment letter dated March 27, 2009 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment and keyed our answers for your review.

Registration Statement on Form S-1, as amended
----------------------------------------------

General
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QUESTION:

1. We note your response to comment number one from our letter dated February 19,2009. In that response, you indicate that you are not a blank check company. Therefore, please include an affirmative statement in a prominent location of the prospectus, such as in the summary, making clear that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change the management of the company.

     Also, please include in your disclosure the following:

     1)   your relationship with Steve Adelstein and Judith Adelstein;

     2) that Steve Adelstein is the CEO of a company that has not timely filed reports with us

     3) the identity of other public companies or companies seeking to go public that Steve Adelstein or Judith Adelstein have been involved in their formation or have held a significant. ownership in. Indicate the status of each company you identify, including whether they are newly formed entities and whether they have any operations or revenue; and

     4) your affiliation with BuyRite Corp., a company that has generated no or minimal revenues to date.

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

ANSWER:

1.   Pursuant to your request, we have disclosed the following:

     Although we are a development stage company, we have no plans or intentions to be acquired or to merge with an operating company nor do we, nor any of our shareholders, have plans to enter into a change of control or similar transaction or to change the management of the company.

     Our Sole Officer and Director (Tammi Shnider) is the daughter of Steven and Judith Adelstein, both of which have recently filed development stage newly formed companies with the Securities and Exchanged Commission. Steven Adelstein, the Sole Officer and Director of TheWebDigest Corp., a newly formed development stage company, having no significant revenues at March 31, 2009. Additionally, he is an Officer (Chief Executive) and Director of IA Architects Corp. which is not current and has not filed timely reports with The Securities and Exchange Commission. Judith Adelstein, the Sole Officer and Director of BuyRiteClub Corp., a newly formed development stage company, having no significant revenues of which our Sole Officer and Director (Tammi Shnider), ownes 10.5% of the common shares outstanding at March 31, 2009. All three (3) individuals (Tammi Shnider, Steven Adelstein and Judith Adelstein), have not filed any other development stage companies or has been significant owners of public companies as filed with The Securities and Exchange Commission during the last five (5) years.

Risk Factors, page 6
--------------------

QUESTION:

2. We note your response to comment eight from our letter dated February 19, 2009. The risk described in the final risk factor sub heading on page nine summarizes a different risk from the risk that is described in the paragraphs that immediately follow the sub heading. Please revise.

ANSWER:

2.   As we reviewed, we eliminated and revised some duplication as suggested.

Exhibits, page II-2
-------------------

QUESTION:

3. We note your response to comment 11 from our letter dated February 19, 2009. Please confirm if the subscription agreement form that you filed as an exhibit will also be the form of subscription agreement that you intend to use for this offering. If not, please file a copy of the subscription agreement that you intend to use.

ANSWER:

3.   We revised as follows:

     Exhibit 10.3, The Subscription Letter dated November 18, 2008 between Tammi Shnider and Gift Card Digest Corp., is substantially the same as the Form of Subscription Agreement to be used for this offering and is filed as
     Exhibit 99.1.

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

QUESTION:

4. We note your response to comment 12 from our letter dated February 19, 2009. As all exhibits are subject to our review, please file your legality opinion as soon as possible so that we may have to time to review the opinion before you request that your registration statement become effective. Please note that we may have comments on the exhibit once it is filed.

ANSWER:

4.   We filed by amendment the legal opinion.

Undertakings, page II-3
-----------------------

QUESTION:

5. We note your response to comment 13 from our letter dated February 19, 2009. The language of your undertakings continues to vary from the language set forth in Item 512 or Regulation S-K. In this regard, we note that your undertakings vary from the language of Item. 512(a)(I)(ii) and (iii), and
     Item 512(a)(2) of Regulation S-K. Please revise your undertakings to closely track the language of the undertakings required under Item 51.2 of Regulation S-K_ Also, please include the undertakings provided under Item 512(a)(6) of Regulation S-K or advise us why you are not required to provide those undertakings.

ANSWER:

5.   We revised as follows:

     The undersigned registrant acknowledges that:

          o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Tammi Shnider
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Tammi Shnider, Chairman, President, Secretary and CFO of Gift Card Club Corp.

Cc: Robert W. Errett, Staff Attorney

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